UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Azul Presents Petition to Acquire New UPI in Connection with Avianca Brasil’s Judicial Recovery Process

São Paulo, May 13th, 2019 – Azul S.A., "Azul", (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flights and destinations served, announces today that it has filed a petition, in connection with the judicial recovery process of Avianca Brasil, to hold a new competitive bid for the acquisition of a new isolated productive unit (“New UPI”) for a minimum bid price of US$ 145 million. The New UPI consists of certain slot pairs of Avianca Brasil, including flights for the shuttle service between São Paulo and Rio de Janeiro.

The Company believes that the sale of this single New UPI will provide Avianca Brasil’s employees, customers, creditors, and other interested parties, a legal and legitimate alternative to maintain its business as a going concern in light of the rapid deterioration of the company’s activities. The New UPI also provides for a real competitive alternative to the significant market concentration that exists today in the shuttle service between São Paulo and Rio de Janeiro.

This petition does not invalidate the sale process of the seven UPIs established by Avianca Brasil’s judicial recovery plan, recently suspended by the Justice Court of São Paulo. On the contrary, Azul believes it offers a comprehensible and viable alternative that can actually be implemented from an operational, regulatory and competitive perspective.

The plan presented is subject to a number of precedents, including regulatory and court approvals. Azul will keep the market informed of any relevant developments.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flights and cities served, offers 820 daily flights to 113 destinations. With an operating fleet of 125 aircraft and more than 11,000 crewmembers, the Company has a network of 223 non-stop routes as of March 31, 2019. In 2019, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and in 2018, the Company was elected best airline by Kayak’s Flight Hacker Guide, and also best regional carrier in South America for the eighth consecutive time by Skytrax. Azul also ranked as most on-time airline in Brazil in 2018 according to FlightStats. For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 13, 2019

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer